GIBSON, DUNN & CRUTCHER LLP
Lawyers

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
siglover@gibsondunn.com

June 9, 2005

Direct Dial (202) 955-8593 Fax No. (202) 530-9598	Client Matter No. C 66460-00010

VIA EDGAR AND HAND DELIVERY

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  NeuStar, Inc.
  Amendment No. 3 to Form S-1
  Filed May 27, 2005
  File No. 333-123635

Dear Mr. Spirgel:

        Reference is made to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated June 7, 2005, setting forth comments to Amendment No. 3 to the registration statement on Form S-1 ("Amendment No. 3") filed by NeuStar, Inc. ("NeuStar" or the "company") on May 27, 2005. Set forth below are the Staff's comments, indicated in bold, and the company's responses.

        On behalf of the company, we are filing herewith Amendment No. 4 to the registration statement on Form S-1 ("Amendment No. 4"). We are also providing to the Staff two unmarked copies of Amendment No. 4 and two copies of Amendment No. 4 that are marked to show changes from Amendment No. 3. Unless otherwise indicated, all references to page numbers are to the marked Amendment No. 4 provided herewith.

        This response letter has been filed via EDGAR, tagged as "CORRESP." The company will deliver an original of this letter via hand delivery.

Graphic page

1.
Please generally revise this page so that it simply conveys how each image or text relates to your business. As only one example, it is difficult to determine how the mergers and acquisitions images and text create transactions that relate to your business.

The graphic page has been removed from the prospectus. The company has advised us that no cover art will be included in its prospectus.

Summary Compensation Table, page 72

2.
Please revise to reflect any amounts paid to any of the named executive officers under your executive relocation policy and any payments made to Mr. Babka for duplicate housing and living expenses during 2004. Alternatively, please tell us in your response letter why you believe any payments made to your named executive officers under these arrangements in 2004 is not required to be disclosed.

The company has advised us that no relocation benefits were paid to named executive officers other than Mr. Babka in 2004. Further, the company represents that all amounts paid to Mr. Babka in 2004 in connection with his relocation fall into one of two categories. Either: (1) they were of the same type and scope as benefits available generally to all full-time employees pursuant to the company's general employee relocation policy (which does not discriminate in favor of executive officers or directors); or (2) together with all other perquisites and personal benefits paid to Mr. Babka in 2004, they did not equal the lesser of $50,000 or 10% of the total annual salary and bonus reported for Mr. Babka in the summary compensation table. Accordingly, the company does not believe that payments made to Mr. Babka in 2004 in connection with his relocation are required to be disclosed in the summary compensation table.

Annual Performance Incentive Plan, page 80

3.
Please describe the type or types of performance measures that the compensation committee will use in determining whether bonuses are to be paid and provide quantified disclosure to the extent that these goals have now been set. We note that the 2005 target awards have been set. If the performance measures have not yet been determined, please disclose when the committee expects to determine the performance measures for 2005 and disclose whether the performance measures will be based on the full year. Please update your disclosure accordingly.

Pages 82-83 have been revised to include the requested disclosure.

Underwriting, page 100

Directed Share Program Materials

4.
Tell us in your response letter whether the Morgan Stanley directed share program procedures that you sent us were cleared previously by us, and, if so, to what extent have they changed since clearance.

The Morgan Stanley directed share program procedures were previously cleared by the Staff in connection with the PanAmSat Holding Corporation initial public offering dated March 22, 2005 (file number 333-121463) and have not changed since that clearance.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Page F-13

5.
We note your response to prior comment fifteen; however, it is still unclear to us why you consider these services to be specified in number. We note your statement "The contract contains various contract line item numbers ("CLINs") that detail each aspect of service to be provided from the initial design of the system to the maintenance of the system." Tell us in your response letter whether these CLINs detail the number of acts to be performed or only the types of acts to be performed. Further, we note your statement "The Company believes these services are not dependent upon an outside triggering event and are therefore not unspecified in number." Please clarify in your response letter why the fact that the services are not dependent upon an outside triggering event causes them to be specified in number.

This response supplements the company's conversation with the Staff on June 8, 2005.

The company's contract with the Federal Communications Commission (FCC) to serve as the National Pooling Administrator (the "Pooling Contract") consists of six major phases, commonly referred to as Contract Line Item Numbers (CLINs). The first CLIN consisted of the design, development and construction of the pooling administration system. This phase went from July 2001 to March 2002, when the FCC accepted the system. The second CLIN consisted of an interim operational phase from April 2002 through June 2002. CLINs three through six represent the four subsequent annual periods for the administration of the program. These annual administration CLINs are at the option of the FCC. Within each CLIN are numerous sub-CLINs and individual tasks under those sub-CLINs. Each sub-CLIN had an estimated cost associated with it that could not be exceeded without a modification to the contract (i.e. change order).

The Pooling Contract is subject to termination for convenience provisions that are typical for government contracts. At any time, including during the construction phase, the FCC could terminate the Pooling Contract and replace the company with another provider or take the system in-house. Upon termination, the system developed by the company must be turned over to the FCC, including all hardware and software. There are no provisions under the Pooling Contract in which the company would refund amounts previously billed if the Pooling Contract was terminated.

The company was reimbursed for its costs incurred under the Pooling Contract, plus an award fee associated with the first CLIN and a fixed fee associated with subsequent CLINs (cost-plus contract). The award fee was 6.4% of costs incurred during the construction phase. The amount of this award fee was based on the company's timely delivery of the system, successfully meeting the technical requirements and efficiently managing costs. The fixed fee is 4.4% of costs incurred during the subsequent operation periods. The fixed fee is not dependent upon the company's performance under the Pooling Contract.

The company recognizes revenue under the Pooling Contract upon the incurrence of direct labor, equipment and allowable overhead costs. In addition, the company recognized the award fee upon notification from the FCC of the amount of award fee earned. It is the company's policy that the fixed fee earned during the administration period of the Pooling Contract is recognized as costs are incurred. Upon further review of billings under the contract, the company noted that the fixed fee was not recognized as costs were incurred for the Pooling Contract through March 31, 2005. Rather, the fixed fee was recognized upon completion of the subject annual administration period. The company has determined that this treatment (decreased) increased revenue for the years ended December 31, 2002, 2003 and 2004 and for the interim period ended March 31, 2005 by approximately ($81,000), $15,000, ($146,000) and ($32,000), respectively. The company has determined that these amounts are not material to the consolidated financial statements for the respective periods.

The company believes that it has appropriately recognized revenue under the Pooling Contract based on the guidance in the FASB Invitation to Comment, Accounting for Certain Service Transactions (Invitation to Comment) and Staff Accounting Bulletin No. 104, Revenue Recognition. The company is contractually entitled to payment as costs are incurred, indicating that performance occurs continually over the course of the Pooling Contract.

The company previously advised the Staff and disclosed in the document that revenue was recognized under the Pooling Contract using the proportional performance method using a ratio of direct costs incurred to total estimated direct costs. The company has revised the disclosure in the notes to its consolidated financial statements and Management's Discussion and Analysis to indicate that revenue is recognized based on costs incurred. The company has continued its disclosure regarding its policy on fixed fees as it is consistent with how the company has recognized revenue on other cost-plus contracts with fixed fees.

The company has also revised the disclosure of its revenue recognition policy for its cost-plus system enhancement contracts to indicate that revenue is recognized as costs are incurred.

Note 16. Stock Option Plans, page F-32

6.
We note your response to prior comment eighteen and your added disclosure on pages F-34 and F-47. Please also disclose in your management's discussion and analysis the intrinsic value of outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in the registration statement. In addition, similar to the discussion you provided to us in your response letters, include within your management's discussion and analysis a discussion of the significant factors, assumptions, and methodologies used in determining fair value, and a list and discussion of the significant factors contributing to the difference between the fair value so determined and the initial public offering price.

Pages 35-37 have been revised to include the requested disclosure.

Draft Exhibit 5—Draft Opinion of Gibson, Dunn & Crutcher LLP

7.
We note the statement in the second paragraph that "[i]n rendering the opinion set forth below, we have relied as to factual matters upon assurances of certain officers of the Company, which factual matters have not been independently verified by us." Please tell us supplementally in your response letter the factual matters that counsel did not independently verify.

This sentence will be omitted from the opinion to be filed by Gibson, Dunn & Crutcher LLP.

8.
We note that counsel limits its opinion to the "General Corporation Law of the State of Delaware" with respect to Delaware law. Confirm to us in writing that the reference to "General Corporation Law of the State of Delaware" concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. File this written confirmation as part of your correspondence on EDGAR. See Item VIII.A.14 of the November 14, 2000 edition of the Division of Corporation Finance's "Current Issues and Rulemaking Projects" outline.

We confirm that the reference to the "General Corporation Law of the State of Delaware" includes the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

* * * *

        We appreciate this opportunity to provide our views to the Staff. If you wish to discuss any of the foregoing comments, please call me at (202) 955-8593 or Denis Curran at (202) 955-8520.

                      Very truly yours,

                      /s/ Stephen I. Glover

                      Stephen I. Glover

Attachment(s)

cc:
Jeffrey E. Ganek
NeuStar, Inc.